UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
DECEMBER 31, 2013 AND 2012

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2013 and 2012	3
Notes to Financial Statements	4–17

SUPPLEMENTAL SCHEDULES*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	18–19
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2013	21
Signature	22
EXHIBIT
23.1 – Consent of Independent Registered Public Accounting Firm	23

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee

Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
June 26, 2014

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2013 and 2012

	December 31,
(in thousands of dollars)	2013	2012

Assets:
Investments, at fair value:
Pfizer Inc. common stock	$76,790	$54,778
Zoetis Inc. common stock	107	-
Other common stocks	3,107	-
Pfizer Inc. preferred stock	2,758	2,626
Common/collective trust funds	113,973	93,812
Mutual funds	84,155	51,809
Guaranteed investment contracts	6,307	12,385
Total investments, at fair value	287,197	215,410

Receivables:
Participant contributions	337	2
Company contributions	261	84
Notes receivable from participants	9,693	9,802
Securities sold	-	27
Total receivables	10,291	9,915
Total assets	297,488	225,325

Liabilities:
Pending trade purchases	-	208
Investment management fees payable	15	13
Other	15	21
Total liabilities	30	242

Net assets available for plan benefits before adjustment	297,458	225,083

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,121)	(3,083)

Net assets available for plan benefits	$296,337	$222,000

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2013 and 2012

	Year Ended December 31,
(in thousands of dollars)	2013	2012

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$34,008	$17,454
Common stock dividends	2,189	1,864
Pfizer Inc. preferred stock dividends	96	108
Interest and dividend income from other investments	2,902	3,100
Total investment income	39,195	22,526
Interest income from notes receivable from participants	402	443
Less: Investment management, redemption and loan fees	(92)	(19)
Net investment and interest income	39,505	22,950

Contributions:
Participant	11,709	13,974
Company	5,436	6,660
Total contributions	17,145	20,634

Total additions, net	56,650	43,584

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	24,889	23,030
Rollovers out of Plan	22	-

Total deductions, net	24,911	23,030

Net increase	31,739	20,554

Transfers into Plan	42,598	-

Net assets available for plan benefits:
Beginning of year	222,000	201,446
End of year	$296,337	$222,000

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

1.     Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution retirement savings plan. Participation in the Plan is open to any employee of Pfizer Pharmaceuticals LLC (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (the Parent), adopted the Plan (Participating Employers) and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011 (the Puerto Rico Code).

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred compensation arrangements must comply with one of two nondiscrimination tests. For the years ended December 31, 2013 and 2012, the Plan complied with both tests.

On June 24, 2013, the Parent completed the full disposition of its Animal Health business. The full disposition was completed through a series of steps, including, in the first quarter of 2013, the formation of Zoetis Inc. (Zoetis) and an initial public offering of an approximate 19.8% interest in Zoetis and, in the second quarter of 2013, an exchange offer for the remaining 80.2% interest. In connection with the exchange offer, Plan participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. In June 2014, actions were taken to eliminate the Zoetis Stock Fund. See Note 11, Subsequent Events, for additional information.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Parent monitors and reports on the selection and termination of the trustee, custodian, and investment managers, and on the investment activity and performance of the Plan.

Administrative Costs

In general, except for investment management fees associated with certain investment fund options, in-service withdrawal fees and loan fees, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor and Participating Employers (collectively, the Company). The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. However, beginning January 1, 2013, fees associated with loans and in-service withdrawals (for active participants) and check fees (for separated participants) were paid by participants.

Contributions

Participants may elect to contribute (i) 1%-20% of eligible compensation on a before-tax basis, up to the maximum before-tax amount permitted by the Puerto Rico Code; and (ii) 1% to 10% of your eligible compensation on an after-tax basis. Total combined before-tax and after-tax contributions may not exceed 20%, but total after-tax, including spillover from before-tax, cannot exceed 10 percent. Contributions are subject to certain legal limits set forth by the Puerto Rico Department of the Treasury and the Puerto Rico Code.

Any contributions, for which the participant does not provide investment direction, are invested in the Plan’s Qualified Default Investment Alternative (QDIA) fund, which is a Vanguard Target Retirement Fund based on the participant’s year of birth. For all participants, contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Effective January 1, 2011, the Plan was amended to include a retirement savings contribution (RSC) for employees hired, rehired, or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan for Employees Resident in Puerto Rico. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. The RSC provides an additional annual employer-provided contribution based on age and service and is generally subject to a three-year cliff vesting period. In February 2013, the Company funded the RSC for Plan year 2012 in the amount of approximately $84,000. In February 2014, the Company funded the RSC for Plan year 2013 in the amount of approximately $145,000.

Section 1081.01(d) of the Puerto Rico Code contains provisions to gradually increase the maximum limits that may be deferred by participants as before-tax cash contributions to a qualified plan as follows:

Years	Amount
Beginning on January 1, 2012	$13,000
Beginning on January 1, 2013	15,000
Beginning on January 1, 2014	15,000

Participant Accounts and Vesting

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, and Plan earnings/(losses). Allocations are based on participant earnings/(losses) or account balances, as defined in the Plan. Participants are immediately vested in the full value of their account (i.e., participant's and Company's matching contributions) other than the RSC. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2013 and 2012, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $70,000 and $62,000, respectively.

Rollovers into Plan

Participants may elect to rollover one or more account balances from Pfizer sponsored or other qualified plans.

Investment Options

Nonparticipant-Directed Funds –

Pfizer Stock Match Fund	–
This fund invests Company matching contributions in the common stock of Pfizer Inc.

All Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day-to-day.

Pfizer Preferred Stock Fund	–

This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico before the merger of that plan into the Plan on December 31, 2009. Dividends paid to a participant’s Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees may apply.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan or (ii) are employed by a unit not designated for participation in the Plan.

On December 31, 2009, the Pharmacia Savings Plan for Employees Resident in Puerto Rico (Pharmacia Puerto Rico Savings Plan) was merged into the Plan. Participants eligible to participate in or who held balances in the Pharmacia Puerto Rico Savings Plan became eligible to participate in the Plan. Participant balances of the Pharmacia Puerto Rico Savings Plan were transferred into investment options offered by the Plan as of the merger date.

On October 1, 2010, the Wyeth Savings Plan – Puerto Rico was merged into the Plan. Participants eligible to participate in or who held balances in the Wyeth Savings Plan – Puerto Rico became eligible to participate in the Plan. Participant balances of the Wyeth Savings Plan – Puerto Rico were transferred into investment options offered by the Plan as of the merger date.

Effective January 1, 2012, the former participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico and the Wyeth Savings Plan – Puerto Rico began receiving matching contributions in accordance with the Pfizer match contribution formula instead of the legacy-Pharmacia or legacy-Wyeth matching contribution formula.

Effective January 1, 2012, participants in the Searle Puerto Rico Savings Plan 1081(d) (Searle Plan), other than those participants located in Caguas, Puerto Rico, began participating in the Plan. The balances of these participants remained in the Searle Plan until October 1, 2013 when they were merged into the Plan. Participants located in Caguas remained in the Searle Plan until the merger with the Plan on October 1, 2013.

On October 1, 2013, the Searle Puerto Rico Savings Plan 1081(d) was merged into the Plan. Participants located in Caguas, Puerto Rico eligible to participate in or who held balances in the Searle Puerto Rico Savings Plan 1081(d) became eligible to participate in the Plan. Participant balances of the Searle Puerto Rico Savings Plan 1081(d) were transferred into investment options offered by the Plan as of the merger date. See Note 3, Transfers Into the Plan, for additional information.

On December 31, 2013, the King Pharmaceuticals, Inc. 1165(e) Plan was merged into the Plan. Participants eligible to participate in or who held balances in the King Pharmaceuticals, Inc. 1165(e) Plan became eligible to participate in the Plan. Participant balances of the King Pharmaceuticals, Inc. 1165(e) Plan were transferred into investment options offered by the Plan as of the merger date. See Note 3, Transfers Into the Plan, for additional information.

Notes Receivable from Participants

Plan participants are permitted to borrow against their account balances. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The interest rate on all loans is based on the prime rate plus 1%. Interest rates on outstanding loans ranged from 4.00% to 9.50% and 4.25% to 9.50% at December 31, 2013 and 2012, respectively.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement, or disability, a participant is entitled to receive the full value of their account balance in the form of a lump sum distribution. A participant generally may elect to receive his or her account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65. A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Management, the Board of Directors of the Parent, or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid. For treatment on Form 5500 of benefits processed and approved for payment prior to December 31st but not yet paid as of that date, refer to Note 10, Reconciliation of Financial Statements to Form 5500.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds (CCTs), except for the investment in the T. Rowe Price Stable Value Common Trust Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs), collectively, investment contracts. The T. Rowe Price Fixed Income Fund represents direct investments in GICs. The investment contracts within the T. Rowe Price Stable Value Common Trust Fund, as well as the GICs held directly by the plan, are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. See Note 6, Investment Contracts, for additional information.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock. The preferred stock may also be redeemed by Pfizer Inc. at a per-share equivalent stated value of $40.30. Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and record keeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $78.87 per share and $64.58 per share at December 31, 2013 and 2012, respectively, based on the closing Pfizer Inc. common stock price of $30.63 per share and $25.08 per share on December 31, 2013 and 2012, respectively.

See Note 8, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock and Zoetis Inc. common stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, BICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

3.    Transfers Into the Plan

On October 1, 2013, the Searle Puerto Rico Savings Plan 1081(d) was merged into the Plan. The net assets of the Searle Puerto Rico Savings Plan 1081(d), in the amount of $42.0 million, were transferred into the Plan.

In 2011, the Plan Sponsor completed an acquisition of King Pharmaceuticals, Inc. In 2013, the net assets of the King Pharmaceuticals, Inc. 1165(e) Plan, in the amount of $0.6 million were transferred into the Plan.

4.    Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Plan Sponsor by letter dated May 28, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is designed and is currently being operated in compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2010.

Contributions made to the Plan by the Company, including pre-tax contributions made on a participant’s behalf and any appreciation on all funds in a participant’s accounts, are not taxable to a participant under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

5.     Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2013	2012

Pfizer Inc. common stock*	$76,790	$54,778
T. Rowe Price Stable Value Common Trust Fund, at contract value	68,956	57,106
NTGI – S&P 500 Equity Index Fund – Lending	25,667	16,105

*
Includes 1,317,834 nonparticipant-directed shares and 1,189,200 participant-directed shares at December 31, 2013 and 1,026,993 nonparticipant-directed shares and 1,157,124 participant-directed shares at December 31, 2012.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
(thousands of dollars)	2013	2012
Net appreciation in investments:
Common stock	$12,759	$7,311
Pfizer Inc. preferred stock	543	373
Mutual funds	14,466	6,372
Common/collective trust funds	6,150	3,398
	$33,918	$17,454

6.      Investment Contracts

Participants in the Plan have a stable value investment option which consists of investing in (i) fully benefit-responsive GICs (referred to as the T. Rowe Price Fixed Income Fund) and (ii) the T. Rowe Price Stable Value Common Trust Fund, which is a collective trust fund that invests primarily in fully benefit-responsive contracts such as GICs, BICs, SICs, and SACs. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2013 and 2012, the Plan held GICs directly with insurance companies with a contract value of approximately $6 million and $12 million, respectively. The average portfolio yields for the years ended December 31, 2013 and 2012 were approximately 5.49% and 5.22%, respectively. The crediting interest rates for the years ended December 31, 2013 and 2012 were approximately 5.78% and 5.65%, respectively.

At December 31, 2013 and 2012, the contract value of the Plan’s investments in the T. Rowe Price Stable Value Common Trust Fund was approximately $70 million and $57 million, respectively. The average portfolio yields for the years ended December 31, 2013 and 2012 for the T. Rowe Price Stable Value Common Trust Fund were approximately 2.06% and 2.36%, respectively. The crediting interest rates for the years ended December 31, 2013 and 2012 were approximately 2.29% and 2.45%, respectively.

Traditional investment contracts, such as GICs or BICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the Plan. SICs consist of a portfolio of underlying assets owned by a benefit plan and a wrap contract issued by a financially responsible third party, typically an insurance company, bank, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.     Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Pfizer Stock Match Fund and the Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2013	2012
Net assets:
Investments, at fair value:
Common stock	$40,365	$25,757
Pfizer Inc. preferred stock	2,758	2,626
Common/collective trust funds	265	265
Total investments	43,388	28,648
Receivables:
Participant contributions	5	-
Company contributions	116	-
Securities sold and other	-	29
Total receivables	121	29
Total assets	43,509	28,677

Liabilities:
Payable for securities purchased and other	4	213
Net assets available for plan benefits	$43,505	$28,464

	Year Ended December 31,
(thousands of dollars)	2013	2012
Changes in net assets:
Investment income:
Net appreciation in investments	$6,818	$3,736
Common stock dividends	1,067	843
Pfizer Inc. preferred stock dividends	96	108
Interest and dividend income from other investments	32	22
Less: Investment management, redemption and loan fees	(8)	-
Total investment income	8,005	4,709
Contributions and other:
Company contributions	5,291	6,576
Benefits paid to participants	(3,720)	(3,205)
Transfers from/(to) participant-directed investments	5,465	(1,463)
Total contributions and other	7,036	1,908
Net increase	15,041	6,617
Net assets available for plan benefits:
Beginning of year	28,464	21,847
End of year	$43,505	$28,464

8.     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

(Thousands of Dollars)	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
US Large Cap Equity	$-	$25,667	$-	$25,667
US Small/Mid Cap Equity	-	4,033	-	4,033
Fixed Income	-	84,273	-	84,273
	-	113,973		113,973
Mutual Funds:
US Large Cap Equity	13,121	-	-	13,121
US Small/Mid Cap Equity	24,719	-	-	24,719
Non-US Equity	16,394	-	-	16,394
Retirement Target Date	29,921	-	-	29,921
	84,155	-	-	84,155

Pfizer Inc. Common Stock	76,790	-	-	76,790
Zoetis Inc. Common Stock	107	-	-	107
Other Common Stocks	3,107	-	-	3,107
Pfizer Inc. Preferred Stock	-	2,758	-	2,758
Guaranteed Investment Contracts	-	6,307	-	6,307

Total Investments at Fair Value	$164,159	$123,038	$-	$287,197

(Thousands of Dollars)	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
US Large Cap Equity	$-	$16,105	$-	$16,105
US Small/Mid Cap Equity	-	2,602	-	2,602
Fixed Income	-	75,105	-	75,105
	-	93,812	-	93,812
Mutual Funds:
US Large Cap Equity	11,699	-	-	11,699
US Small/Mid Cap Equity	13,899	-	-	13,899
Non-US Equity	11,308	-	-	11,308
Retirement Target Date	14,903	-	-	14,903

	51,809	-	-	51,809

Pfizer Inc. Common Stock	54,778	-	-	54,778
Pfizer Inc. Preferred Stock	-	2,626	-	2,626
Guaranteed Investment Contracts	-	12,385	-	12,385

Total Investments at Fair Value	$106,587	$108,823	$-	$215,410

9.     Related-Party Transactions

The trustee of the Plan, Banco Popular de Puerto Rico is deemed a party-in-interest and a related party. The custodian of the Plan, Northern Trust Company, manages investments in their sponsored funds and, therefore, each is deemed a party-in-interest and a related party. The record keeper of the Plan, Fidelity Management Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Parent; therefore, these transactions qualify as party-in-interest transactions.

10.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Common Trust Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2012 and expected to be filed for 2013:

	December 31,
(thousands of dollars)	2013	2012

Net assets available for plan benefits per the financial statements	$296,337	$222,000
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund investments from contract value to fair value	1,121	3,083
Amounts allocated to withdrawing participants	(15)	(191)
Deemed distributions	(282)	(239)
Net assets available for plan benefits per Form 5500	$297,161	$224,653

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2013	2012

Benefits paid to participants per the financial statements	$24,889	$23,030
Amounts allocated to withdrawing participants and deemed distributions at end of year	297	430
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(430)	(257)
Benefits paid to participants per Form 5500	$24,756	$23,203

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2013	2012

Net appreciation in investments per the financial statements	$34,008	$17,454
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund investments from contract value to fair value at end of year	1,121	3,083
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund investments from contract value to fair value at beginning of year	(3,083)	(3,216)
Net appreciation in investments per Form 5500	$32,046	$17,321

11.     Subsequent Events

Effective April 1, 2014, Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined at age 55 with 10 years of service or age 65), death, or disability, such participant may still receive the match.

At the close of business on June 25, 2014, the fiduciary and investment manager of the Zoetis Stock Fund, Evercore Trust Company, N.A. (Evercore), directed the Northern Trust Company, the Plan’s custodian, to liquidate the shares of Zoetis stock in the Zoetis Stock Fund. Once the sale of the Zoetis stock is completed, Evercore has directed Fidelity Management Trust Company, the Plan’s record keeper, to transfer the remaining assets in the Zoetis Stock Fund to each participant’s QDIA fund. This transaction is expected to be complete by July 7, 2014.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 26, 2014, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2013
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issue, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	Common Stocks:
	AbbVie Inc.	Common stock			391	21	21
	ACE Limited	Common stock			402	41	42
	The AES Corporation	Common stock			2,925	42	42
	AGCO Corporation	Common stock			326	19	19
	Agilent Technologies, Inc.	Common stock			364	21	21
	The Allstate Corporation	Common stock			507	27	28
	American Capital Agency Corp.	Common stock			404	8	8
	American Homes 4 Rent	Common stock			952	16	15
	Amgen Inc.	Common stock			315	36	36
	Avago Technologies Limited	Common stock			159	8	8
	Bank Of America Corporation	Common stock			4,230	66	66
	BB&T Corporation	Common stock			721	26	27
	Bed Bath & Beyond Inc.	Common stock			317	25	25
	Berkshire Hathaway Inc.	Common stock			1,038	121	123
	Brocade Communications Systems, Inc.	Common stock			3,857	33	34
	Capital One Financial Corporation	Common stock			903	67	69
	CBS Corporation	Common stock			300	18	19
	Cigna Corporation	Common stock			434	37	38
	Cisco Systems, Inc.	Common stock			2,911	62	65
	Citigroup Inc.	Common stock			1,984	103	103
	Comcast Corporation	Common stock			1,328	68	69
	Covidien Public Limited Company	Common stock			462	31	31
	Crown Holdings, Inc.	Common stock			625	27	28
	CVS Caremark Corporation	Common stock			993	70	71
	Discover Financial Services	Common stock			560	30	31
	Dover Corporation	Common stock			326	31	31
	EOG Resources, Inc.	Common stock			122	21	20
	Equity Residential	Common stock			413	21	21
	Express Scripts Holding Company	Common stock			690	48	48
	Exxon Mobil Corporation	Common stock			1,676	166	170
	Fifth Third Bancorp	Common stock			2,003	42	47
	FirstEnergy Corp.	Common stock			760	25	25
	Gannett Co., Inc.	Common stock			780	22	23
	Global Payments Inc.	Common stock			108	7	7
	The Goldman Sachs Group, Inc.	Common stock			175	31	31
	Honeywell International Inc.	Common stock			242	22	22
	Iac/InterActiveCorp	Common stock			617	41	42
	International Paper Company	Common stock			403	20	20
	Johnson & Johnson	Common stock			889	82	81
	JPMorgan Chase & Co.	Common stock			1,722	99	101
	Lear Corporation	Common stock			506	41	41
	Liberty Global plc	Common stock			543	44	46
	Liberty Media Corporation	Common stock			305	44	45
	Lockheed Martin Corporation	Common stock			303	44	45
	Macy's, Inc.	Common stock			493	26	26
	Marathon Oil Corporation	Common stock			595	21	21
	McKesson Corporation	Common stock			353	57	57
	MetLife, Inc.	Common stock			404	21	22
	Microsoft Corporation	Common stock			1,369	50	51
	Netapp, Inc.	Common stock			839	34	35

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2013
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issue, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	News Corporation	Common stock	877	16	16
	Norfolk Southern Corporation	Common stock	388	36	36
	Occidental Petroleum Corporation	Common stock	707	66	67
	Omnicare, Inc.	Common stock	643	38	39
	Omnicom Group Inc.	Common stock	205	15	15
	ON Semiconductor Corporation	Common stock	2,718	21	22
	Parker-Hannifin Corporation	Common stock	207	26	27
*	Pfizer Inc.	Common stock	2,507,034	54,147	76,790
	Phillips 66	Common stock	761	57	59
	QUALCOMM Incorporated	Common stock	436	32	32
	Quest Diagnostics Incorporated	Common stock	303	16	16
	Raytheon Company	Common stock	414	37	38
	Rock-Tenn Company	Common stock	239	25	25
	Royal Dutch Shell plc	Common stock	580	40	41
	Sanofi	Common stock	968	50	52
	Schlumberger Limited	Common stock	387	34	35
	Seagate Technology Public Limited Company	Common stock	411	23	23
	Siemens AG	Common stock	188	25	26
	Six Flags Entertainment Corporation	Common stock	173	6	6
	State Street Corporation	Common stock	391	28	29
	Symantec Corporation	Common stock	350	8	8
	TE Connectivity Ltd.	Common stock	387	21	21
	Time Warner Cable Inc.	Common stock	196	26	27
	Time Warner Inc.	Common stock	828	57	58
	The Travelers Companies, Inc.	Common stock	167	15	15
	Tyco International Ltd.	Common stock	431	17	18
	Tyson Foods, Inc.	Common stock	1,196	40	40
	UnitedHealth Group Incorporated	Common stock	336	25	25
	Valero Energy Corporation	Common stock	346	16	17
	Validus Holdings, Ltd.	Common stock	427	17	17
	Wells Fargo & Company	Common stock	2,624	118	119
	Western Digital Corporation	Common stock	253	21	21
	Zoetis Inc.	Common stock	3,266	68	107
	Total common stocks			57,270	80,004

*	Pfizer Inc. Preferred Stock	Preferred stock	34	1,408	2,758

*	NTGI – S&P 500 Equity
	Index Fund – Lending	Collective trust fund	4,418	16,012	25,667
*	NTGI – Russell 2000 Index
	Fund – Lending	Collective trust fund	2,635	3,069	4,033
	BlackRock US TIPS Index Fund K	Collective trust fund	328,167	4,237	4,164
	BlackRock US Debt Index Fund K	Collective trust fund	308,291	8,744	9,306
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund	68,828,121	68,956	69,934
*	NTGI – Collective Government Short-Term
	Investment Fund	Collective trust fund	868,848	869	869
	Total common/collective trust funds			101,887	113,973

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2013
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issue, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	Dodge & Cox International Stock Fund	Mutual fund			291,079	9,781	12,528
*	Fidelity Mid Cap Stock Fund	Mutual fund			343,832	10,424	13,581
*	Fidelity Growth Company Fund	Mutual fund			109,605	10,793	13,121
*	Fidelity Low Price Stock Fund	Mutual fund			150,168	6,085	7,421
	Oppenheimer Developing Markets Fund I	Mutual fund			102,914	3,361	3,866
	T. Rowe Price Small Cap Stock Fund	Mutual fund			83,409	3,134	3,717
	Vanguard Target Retirement Income Fund	Mutual fund			255,670	3,082	3,195
	Vanguard Target Retirement 2015 Fund	Mutual fund			63,315	881	935
	Vanguard Target Retirement 2020 Fund	Mutual fund			277,862	6,330	7,617
	Vanguard Target Retirement 2025 Fund	Mutual fund			54,030	797	1,028
	Vanguard Target Retirement 2030 Fund	Mutual fund			406,493	8,821	11,462
	Vanguard Target Retirement 2035 Fund	Mutual fund			58,896	893	1,128
	Vanguard Target Retirement 2040 Fund	Mutual fund			144,725	3,138	4,099
	Vanguard Target Retirement 2045 Fund	Mutual fund			19,730	324	350
	Vanguard Target Retirement 2050 Fund	Mutual fund			1,392	35	39
	Vanguard Target Retirement 2055 Fund	Mutual fund			2,187	59	68
	Total mutual funds					67,938	84,155

	T. Rowe Price Fixed Income Fund - Guaranteed Investment Contracts:
	Metropolitan Life Insurance., Contract #29934	Fixed income fund	5.90%	6/15/2014	2,767,585	2,768	2,833
	Prudential Life Insurance, Contract #GA 62087-214	Fixed income fund	5.68%	6/16/2014	3,396,136	3,396	3,474
	Total fixed income fund					6,164	6,307

*	Notes receivable from participants	Interest Rates: 4.00% - 9.50%	9,693
Maturity Dates: 2014- 2028
Total	$296,890
* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2013
(thousands of dollars)

					(h)
					Current
					value of
(a)	(b)	(c)	(d)	(g)	asset on	(i)
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

T. Rowe Price Stable Value Fund	Common / Collective Trust (CCT) shares – 115 purchases	21,992	-	21,992	21,992	-

T. Rowe Price Stable Value Fund	CCT shares– 153 sales	-	17,580	17,580	17,580	-

NTGI Collective Government Short-Term Investment Fund*	CCT shares – 409 purchases	30,934	-	30,934	30,934	-

NTGI Collective Government Short-Term Investment Fund*	CCT shares– 347 sales	-	30,915	30,915	30,915	-

Pfizer Inc.*	Common stock – 62 purchases	10,241	-	10,241	10,241	-

Pfizer Inc.*	Common stock – 106 sales	-	8,174	5,741	8,174	2,433

Pfizer Puerto Rico Participant Loan Asset*	239 purchases	5,287	-	5,287	5,287	-

Pfizer Puerto Rico Participant Loan Asset*	264 sales	-	6,065	6,065	6,065	-

* Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 26, 2014